                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             (Amendment No. ____) *



                    Westwood Homestead Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   961767 10 0
                           ------------------------
                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 11 pages

-----------------------                                      -------------------
 CUSIP NO. 961767 10 0              13G                       Page 2 of 11 Pages
-----------------------                                      -------------------


--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON: Westwood Homestead Financial Corporation Employee Stock

          Ownership Plan

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          31-1463057

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *


                                                                (a) [x]

                                                                (b) [_]

--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Indiana

--------------------------------------------------------------------------------

    NUMBER OF               5       SOLE VOTING POWER                  0
     SHARES                                                         -------

                       ---------------------------------------------------------

  BENEFICIALLY              6       SHARED VOTING POWER             227,470
    OWNED BY                                                        -------

                       ---------------------------------------------------------

      EACH                  7       SOLE DISPOSITIVE POWER             0
    REPORTING                                                       -------

                       ---------------------------------------------------------

     PERSON                 8       SHARED DISPOSITIVE POWER        227,470
      WITH                                                          -------

--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               227,470
               -------

--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

               [_]

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               8.0 %
             -------

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON *

                   EP

--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                    ---------------------
 CUSIP NO. 961767 10 0                 13G                  Page 3 of 11 Pages
-----------------------                                    ---------------------


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON:  John B. Bennet, Sr.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                    (a) [_]

                                                                    (b) [x]

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

--------------------------------------------------------------------------------

    NUMBER OF               5       SOLE VOTING POWER               6,561
     SHARES                                                       -------

                       ---------------------------------------------------------

  BENEFICIALLY              6       SHARED VOTING POWER           215,778
    OWNED BY                                                      -------

                       ---------------------------------------------------------

      EACH                  7       SOLE DISPOSITIVE POWER          6,561
    REPORTING                                                     -------

                       ---------------------------------------------------------

     PERSON                 8       SHARED DISPOSITIVE POWER      215,778
      WITH                                                        -------

--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 222,339
                 -------

--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                 [_]

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 7.8  %
                 -------

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON *

                 IN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                   ----------------------
 CUSIP NO. 961767 10 0                 13G                  Page 4 of 11 Pages
-----------------------                                   ----------------------


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON:  Robert H. Bockhorst

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                        (a) [_]

                                                                        (b) [x]

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

--------------------------------------------------------------------------------

     NUMBER OF              5       SOLE VOTING POWER              9,538
      SHARES                                                     -------

                       ---------------------------------------------------------

   BENEFICIALLY             6       SHARED VOTING POWER          215,778
     OWNED BY                                                   --------

                       ---------------------------------------------------------

       EACH                 7       SOLE DISPOSITIVE POWER         9,538
     REPORTING                                                   -------

                       ---------------------------------------------------------

      PERSON                8       SHARED DISPOSITIVE POWER     215,778
       WITH                                                      -------

                       ---------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    225,316
                    -------

--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                    [_]

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    7.9  %
                    ------

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON *

                   IN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                     -------------------
 CUSIP NO. 961767 10 0                13G                    Page 5 of 11 Pages
-----------------------                                     -------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON:  Carl H. Heimerdinger

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                        (a) [_]

                                                                        (b) [x]

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

--------------------------------------------------------------------------------

     NUMBER OF              5       SOLE VOTING POWER             13,256
      SHARES                                                     -------
                        --------------------------------------------------------

   BENEFICIALLY             6       SHARED VOTING POWER          215,778
     OWNED BY                                                    -------
                        --------------------------------------------------------

       EACH                 7       SOLE DISPOSITIVE POWER        13,256
     REPORTING                                                   -------
                        --------------------------------------------------------

      PERSON                8       SHARED DISPOSITIVE POWER     215,778
       WITH                                                      -------
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    229,034
                    -------
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                    [_]

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    8.1  %
                    ------
--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON *

                   IN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 961767 10 0                 13G                PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

==============================================================================
 1    NAME OF REPORTING PERSON:  Roger M. Higley

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]

                                                                (b) [x]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER                10,031
      SHARES                                             --------

                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER             215,778
     OWNED BY                                            --------

       EACH        -----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER           10,031
                                                         --------

                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER        215,778
       WITH                                              --------
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            225,809
            -------

------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.9  %
            -------

------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

            IN

==============================================================================

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 961767 10 0                 13G                PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------

==============================================================================
 1    NAME OF REPORTING PERSON:  Mary Ann Jacobs

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]

                                                                (b) [x]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER                11,116
      SHARES                                             --------

                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER             215,778
     OWNED BY                                            --------

       EACH        -----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER           11,116
                                                         --------

                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER        215,778
       WITH                                              --------
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            226,894
            -------

------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.0  %
            -------

------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

            IN

==============================================================================

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                      ------------------------
                                                         Page 8 of 11 Pages
                                                      ------------------------


                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)    Name of Issuer.
       Westwood Homestead Financial Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices.
       3002 Harrison Avenue
       Cincinnati, Ohio 45211-5789

Item 2(a)    Name of Person(s) Filing.
       Westwood Homestead Financial Corporation Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: John B. Bennet, Sr., Robert H. Bockhorst, Carl H. Heimerdinger, Roger M. Higley, and Mary Ann Jacobs.

Item 2(b)    Address of Principal Business Office.
       Same as Item 1(b).

Item 2(c)    Citizenship.
       See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)    Title of Class of Securities.
       Common Stock, par value $.01 per share.

Item 2(e)    CUSIP Number.
       See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.      Check whether the person filing is a:

      (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (h)  [x]  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

      Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                      ------------------------
                                                         Page 9 of 11 Pages
                                                      ------------------------


Item 4.      Ownership.

      (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

      (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

      (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.      Ownership of Five Percent or Less of A Class.
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, Westwood Homestead Financial
Corporation, acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8.      Identification and Classification of Members of the Group.
      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.      Notice of Dissolution of Group.
      Not applicable.

Item 10.     Certification.
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                      ------------------------
                                                         Page 10 of 11 Pages
                                                      ------------------------


SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTWOOD HOMESTEAD FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


         /s/ John B. Bennett, Sr.                            January 31, 1997
         ------------------------------------                -------------------
         John B. Bennet, Sr., as Trustee                     Date


         /s/ Robert H. Bockhorst                             January 31, 1997
         ------------------------------------                -------------------
         Robert H. Bockhorst, as Trustee                     Date


         /s/ Carl H. Heimerdinger                            January 31, 1997
         ------------------------------------                -------------------
         Carl H. Heimerdinger, as Trustee                    Date


         /s/ Roger M. Higley                                 January 31, 1997
         ------------------------------------                -------------------
         Roger M. Higley, as Trustee                         Date


         /s/ Mary Ann Jacobs                                 January 31, 1997
         ------------------------------------                -------------------
         Mary Ann Jacobs, as Trustee                         Date


/s/ John B. Bennett, Sr.                                     January 31, 1997
------------------------------------                         -------------------
John B. Bennet, Sr., as an Individual Stockholder            Date


/s/ Robert H. Bockhorst                                      January 31, 1997
------------------------------------                         -------------------
Robert H. Bockhorst, as an Individual Stockholder            Date


/s/ Carl H. Heimerdinger                                     January 31, 1997
------------------------------------                         -------------------
Carl H. Heimerdinger, as an Individual Stockholder           Date


/s/ Roger M. Higley                                          January 31, 1997
------------------------------------                         -------------------
Roger M. Higley, as an Individual Stockholder                Date


/s/ Mary Ann Jacobs                                          January 31, 1997
------------------------------------                         -------------------
Mary Ann Jacobs, as an Individual Stockholder                Date

                                                      ------------------------
                                                         Page 11 of 11 Pages
                                                      ------------------------


Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

      The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to
Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received by participants in a timely manner shall be voted by the trustee in the same proportion as participants vote allocated stock, and (iii) if no voting direction has been received as to allocated stock, the issuer may direct the trustees as to the voting of all shares of unallocated stock, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to
Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.